UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2021 (Report No. 2)

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

Alter Postplatz 2

CH-6370 Stans, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On October 13, 2021, NLS Pharmaceutics Ltd., or the Registrant, filed its Amended and Restated Articles of Association, or the Articles, with the commercial registry of the Canton of Nidwalden, Switzerland, thereby increasing its share capital to 268,155.20 Swiss Franc with a total of 13,407,760 common shares issued. Thereafter, (i) pursuant to Section 3(a) of the Articles, the authorized share capital of the Registrant is equal to 90,763.10 Swiss Franc with a total of 4,538,155 common shares; (ii) pursuant to Section 3(b) of the Articles, the conditional share capital for employee and advisory options of the Registrant is equal to a total of 6,949.40 Swiss Franc with a total of 347,470 common shares; and (iii) pursuant to Section 3(c) of the Articles, the conditional share capital for shareholders' options of the Registrant is equal to a total of 105,303.36 Swiss Franc with a total of 5,265,168 common shares.

The foregoing description of the Articles is qualified in its entirety by reference to the Articles filed as Exhibit 3.1 hereto, which is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.
3.1	Amended and Restated Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: October 26, 2021	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

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